UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	CUSIP NUMBER
0-13351	670 006 105

(Check One): ____Form 10-K ____Form 20-F ____Form 11-K    X    Form 10-Q ____Form N-SAR

For Period Ended: July 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NOVELL, INC.
Full Name of Registrant

Former Name if Applicable: N/A

404 Wyman Street
Address of Principal Executive Office (Street and Number)

Waltham, MA 02451
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [  ]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As announced in a press release dated August 29, 2006, Novell initiated during its third fiscal quarter ended July 31, 2006 a voluntary review of its historical stock-based compensation practices and the related potential accounting impact in light of news about the stock option practices of numerous companies across several industries. Based on preliminary findings, the Audit Committee of Novell’s Board of Directors engaged independent outside legal counsel to conduct the review.

This review may result in the need to record non-cash stock compensation charges and related tax effects. Novell does not know whether any such compensation charges would affect the preliminary financial results for its third fiscal quarter ended July 31, 2006, or would be deemed to be material and require the company to restate previously issued financial statements. Novell will also need to determine the impact of this matter on its system of internal controls.

The Audit Committee is working to complete the stock-based compensation review in a timely manner, and Novell intends to file its Quarterly Report on Form 10-Q for the period ended July 31, 2006 as soon as practicable after the Audit Committee’s review is concluded. At this time, Novell is not in a position to predict when the Audit Committee’s review will be completed, but does not currently anticipate that its Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Dana C. Russell	781	464-8072
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    X    Yes ___No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ____Yes____No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Novell has not checked either box because the review is still at its beginning phases and Novell does not know whether any such compensation charges would affect the preliminary financial results for its third fiscal quarter ended July 31, 2006, or would be deemed to be material and require the company to restate previously issued financial statements.

       NOVELL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 2006	By /s/ Dana C. Russell (Signature) Vice President Finance, Chief Financial Officer (Title)